Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Marie-Isabelle FILLIETTE

Tel.: + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Damien STEFFAN

Tel.: + 33 (0) 1 41 35 32 24

Laetitia MACCIONI

Tel.: + 33 (0) 1 47 44 71 49

Evgeniya MAZALOVA

Tel.: + 33 (0) 1 47 44 57 00

Paul NAVEAU

Tel.: + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tel.: + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Share Capital € 5 945 861 837.50

Registered in Nanterre

RCS 542 051 180

www.total.com

Norway: Eldfisk II brought on stream in the North Sea

Paris, January 5, 2015 – Total announces the start-up of oil production from the Eldfisk II project on the PL 018 license of the Norwegian North Sea, in line with the initial schedule approved in 2011. The project will further increase oil recovery of the Eldfisk field and has a production capacity of 70,000 barrels of oil equivalent per day (100%).

“Eldfisk came on stream in 1979 and the field still has significant reserves. The Eldfisk II project should extend the lifespan of Eldfisk for some 40 further years,” said Michael Borrell, Total’s Senior Vice President Exploration & Production, Europe and Central Asia. “Following the start-up of Ekofisk South end of 2013, the start-up of Eldfisk II demonstrates once again the potential for value creation in mature fields such as the Greater Ekofisk Area.”

Located approximately 300 kilometers off the Norwegian coast, the Eldfisk II project consists of a new platform (Eldfisk 2/7S), a substantial upgrade of the existing Eldfisk facilities and the drilling of 40 new production and injection wells.

The PL 018 partners are Total (39.9%), ConocoPhillips (35.1%, operator), Eni (12.4%), Statoil (7.6%) and Petoro (5.0%).

Total Exploration & Production in Norway

Total has been present in Norway since the mid 1960s and has played a major role in the development of a number of large fields on the Norwegian continental shelf. Total holds interests in more than 100 production licenses, 30 of which it operates. The affiliate Total E&P Norge AS is one of the largest contributors to the Group’s equity production and produced 243,000 boe/d in 2013.Total’s development plan for the oil and gas field Martin Linge (51%, operator) approved by the Norwegian Parliament in 2012, is being carried out. Over the past several years, Total has grown its Norwegian exploration portfolio and made or participated in several discoveries

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About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. Its 100,000 employees put their expertise to work in every part of the industry —exploration and production of oil and natural gas, refining, chemicals, marketing and new energies. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com